UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 29)

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq. Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 29 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Allergan, Inc., a Delaware corporation (“Allergan”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014, as last amended by Amendment No. 28, filed with the SEC on November 18, 2014, relating to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation, to exchange each outstanding share of Allergan’s common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”), and $72.00 in cash, or an equal amount of cash or number of Valeant Common Shares, upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange, dated June 18, 2014 (as amended or supplemented from time to time), and the related letter of election and transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This Amendment is being filed to reflect certain updates as reflected below:

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by inserting the following text in its entirety after the last paragraph of “The Solicitation or Recommendation – Background of the Offer”:

Termination of the Offer

On November 19, 2014, Valeant and Pershing Square filed Amendment No. 6 (the “Offer Termination Amendment”) to the Tender Offer Statement. In the Offer Termination Amendment, Valeant and Pershing Square terminated the Offer. The Offer Termination Amendment stated:

“The Offer was terminated on November 19, 2014. No Shares were purchased by the Purchaser pursuant to the Offer. The Purchaser has instructed the exchange agent for the Offer to promptly return all shares of Allergan common stock to the tendering stockholders.”

No Shares will be exchanged by the Offeror.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Dated: November 20, 2014